PRESS RELEASE / COMMUNIQUÉ DE PRESSE
FOR IMMEDIATE RELEASE/POUR DIFFUSION IMMÉDIATE

Longueuil, January 11th, 2006

JOHN HICK REJOINS CAMBIOR'S BOARD

Mr. Guy G. Dufresne, Chairman of the Board of Directors of Cambior Inc., announces today the appointment of Mr. John W.W. Hick to the company's Board of Directors. Mr. Hick's appointment is effective as of yesterday.

Mr. Dufresne stated: "We are delighted to benefit from Mr Hick's return to our board. His experience in the gold mining industry and his solid business and financial skills make him a valuable addition to the Cambior Board of Directors".

Mr. Hick has over 20 years of senior management experience in the gold mining industry, most recently as CEO of Rio Narcea Gold Mines, Ltd., of which he is currently Vice-Chairman and a director. Mr. Hick was first appointed Director of Cambior in June 2000 and acted in such capacity until late 2004.

John Hick's appointment follows the departure of Mr. Kazuo Shuto who resigned in August 2005.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

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JOHN HICK REVIENT AU CONSEIL D'ADMINISTRATION DE CAMBIOR

Longueuil, 11 janvier 2006

M. Guy G. Dufresne, président du conseil d'administration de Cambior inc. annonce aujourd'hui la nomination de M. John W. W. Hick au conseil d'administration de la Compagnie. La nomination de M. Hick est entrée en vigueur hier.

M. Dufresne a déclaré: "Nous sommes ravis de bénéficier du retour de M. Hick au conseil d'administration. Son expérience dans l'industrie minière aurifère ainsi que sa solide expertise en finances et en affaires viennent enrichir le conseil d'administration de Cambior."

M. Hick a plus de 20 ans d'expérience dans des postes de haute direction dans l'industrie minière aurifère, plus récemment à titre de chef de la direction de Rio Narcea Gold Mines, Ltd., pour laquelle il agit aujourd'hui à titre de vice-président du conseil d'administration et administrateur. M. Hick a précédemment été nommé administrateur de Cambior en juin 2000 et a agi en cette qualité jusqu'en fin 2004.

La nomination de John Hick fait suite au départ de M. Kazuo Shuto qui a remis sa démission en août 2005.

Cambior inc. est un producteur aurifère international avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSX) et de l'American Stock Exchange (AMEX). Ses bons de souscription « CBJ.WT.C » et « CBJ.WT.D » sont inscrits à la cote de la Bourse de Toronto.

For additional information, please contact/Pour renseignements additionnels, veuillez communiquer avec :

CAMBIOR INC.
Martin Amyot
Manager - Investor Relations /		Renmark Financial Communications
Directeur - Relations avec les investisseurs		Sylvain Laberge
Tel./Tél.::	(450) 677-0040	Jason Roy
	1-866-554-0554	Media - Médias: Cynthia Lane
Fax:	(450) 677-3382	Tel. : (514) 939-3989
E-mail: info@cambior.com		www.renmarkfinancial.com
Web: www.cambior.com
PR-2006-01